FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
               For the period of February 6, 2006 to March 3, 2006

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure:

1.  News release dated February 27, 2006 announcing Notice of Results

Enclosure No. 1

27 February 2006


             Vernalis: Notice of Full Year 2005 Preliminary Results


Vernalis plc (LSE: VER, Nasdaq: VNLS) today announces that it will be releasing its preliminary results for the twelve months ended 31 December 2005 on Thursday, 16 March 2006.

An analyst briefing will be held at 9.30 a.m. on 16 March at the offices of Brunswick Group, 16 Lincoln's Inn Fields, London WC2A 3ED.


                                   -- ends --



Enquiries:

Vernalis plc +44 (0) 118 977 3133

Simon Sturge, Chief Executive Officer

Tony Weir, Chief Financial Officer

Julia Wilson, Head of Corporate Communications

Brunswick Group +44 (0) 20 7404 5959

Jon Coles

Wendel Verbeek


Notes to Editors



About Vernalis


Vernalis is a specialty pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova(R) and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has six products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis has established a US commercial operation to promote Apokyn(R) and co-promote Frova(R) alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven, specialty pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.



Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.








                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: March 6, 2006                                Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer